POLYMET MINING CORP.
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD JULY 15, 2015

Dear Shareholder:

            You are receiving this notification as PolyMet Mining Corp. (“PolyMet”) has elected to use the notice and access model for delivery of meeting materials to its shareholders. Under notice and access, shareholders still receive a proxy or voting instruction form enabling them to vote at the shareholders’ meeting. However, instead of a paper copy of the Management Proxy Circular, shareholders receive this notice along with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders.

            NOTICE IS HEREBY GIVEN that the 2015 Annual General and Special Meeting (the “Meeting”), of shareholders of PolyMet will be held on Wednesday, July 15, 2015 at 10:00 a.m. (Toronto Time), at The York Room, Hilton Toronto, 145 Richmond Street West, Toronto, Ontario, for the following purposes:

1.	to receive the 2015 Annual Report, including the audited consolidated financial statements for the fiscal year ended January 31, 2015 and the report of the auditor on those financial statements;

2.	to elect eight directors to hold office until the close of the next annual meeting of shareholders;

3.

to appoint PricewaterhouseCoopers LLP as the auditor to hold office until the close of the next annual meeting of shareholders and to authorize the Board of Directors to fix the remuneration to be paid to the auditor;

4.

to consider, and if thought fit, re-approve PolyMet’s 2007 Omnibus Share Compensation Plan (the “Omnibus Plan”), as approved by shareholders in 2007, 2010 and subsequently amended and restated by shareholders in 2012;

5.

to consider, and if thought fit, re-approve PolyMet’s Amended and Restated Shareholder Rights Plan (the “Rights Plan”), as amended and restated by the shareholders in 2007, 2008, confirmed in 2011 and subsequently amended and restated by shareholders in 2013, and

6.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

            Further information regarding the matters to be considered at the Meeting is set out in the accompanying Management Proxy Circular.

            The Board of Directors has fixed the close of business on May 20, 2015 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting. Only the registered shareholders as of the close of business on May 20, 2015 will be entitled to vote, in person or by proxy, at the Meeting.

            Whether or not you plan to attend the Meeting, PolyMet urges you to, as promptly as possible, complete and return the form of proxy, or vote by proxy over the Internet, mail or telephone, as instructed in the Management Proxy Circular. To be effective, your form of proxy must be received by Broadridge, 51 Mercedes Way, Edgewood, NY, 11717, no later than Monday July 13, 2015 at 11:59 p.m. (Eastern Time) or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time to which the Meeting is adjourned or postponed. Proxies received by Broadridge after this time will not be accepted; however, the Chair of the Meeting may determine, in the Chair’s sole discretion, to accept a proxy that is delivered in person to the Chair at the Meeting as to any matter in respect of which a vote has not already been cast.

            If you are a beneficial shareholder and hold your common shares through an intermediary, such as a brokerage firm, bank, clearing agency, securities dealer or other similar organization, you should follow the voting procedures provided by: (a) Broadridge, if you have given permission to your intermediary to disclose your share ownership information to PolyMet; or (b) your intermediary, if you have objected to your intermediary’s disclosure of such information.

            Beneficial shareholders may request that a paper copy of the meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Management Proxy Circular was filed on SEDAR. Such requests may be made through the Internet by going to www.proxyvote.com and entering the 12-digit control number located on the voting instruction form or notification letter provided to beneficial shareholders and following the instructions provided. Alternatively, such requests may be made by telephone at any time prior to the meeting by dialing 1-800-690-6903 and entering the 12-digit control number provided on the voting information form or notification letter provided to beneficial shareholders and following the instructions provided.

            To receive meeting materials in advance of the proxy deposit date and meeting date, requests for printed copies must be received at least fourteen business days in advance of the Annual General and Special Meeting and time set out in the proxy or voting instruction form.

VOTING

            Beneficial shareholders are asked to return their voting instruction form using the following methods at least two business days in advance of the proxy deposit date noted on your voting instruction form:

INTERNET:	www.proxyvote.com

TELEPHONE:	1-800-690-6903

FACSIMILE:	1-866-623-5305 (For Canadian Shareholders only)

MAIL:	Broadridge Financial c/o Vote Processing, 51 Mercedes Way, Edgewood NY 11707

By Order of the Board of Directors

signed “Jonathan Cherry”

Jonathan Cherry
President & Chief Executive Officer

Toronto, Ontario
May 20, 2015